ADMINISTRATIVE CENTER • 2000 NORTH M-63, M/D 2803 • BENTON HARBOR, MICHIGAN 49022

ROY W. TEMPLIN

EXECUTIVE VICE PRESIDENT AND

CHIEF FINANCIAL OFFICER

August 26, 2009

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mail Stop 3720

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

RE:	Whirlpool Corporation

Form 10-K for Fiscal Year Ended December 31, 2008

Filed February 19, 2009

File No. 1-3932

Dear Mr. Spirgel,

As Executive Vice President and Chief Financial Officer of Whirlpool Corporation (“Whirlpool”), I am responding to the letter from the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (“Staff”) dated August 13, 2009, containing comments on the above-referenced filing. For your convenience, we have included in this letter each of the Staff’s comments before providing our response to that comment. As noted in our responses below, all proposed revisions refer to Whirlpool’s intended method for complying with the Staff’s comments in Whirlpool’s future filings with the Commission, if appropriate given the then current facts and circumstances.

Form 10-K for the Fiscal Year Ended December 31, 2008

Comment No. 1

Management’s Discussion and Analysis, page F-2

1.	We note that goodwill accounted for 13% of total assets as of December 31, 2008. We note that revenues, operating income and segment income have declined in recent quarters due to the negative impact of the current economic environment. As a result of your impairment test of your reporting units as of November 30, 2008, you determined that your goodwill balance was not impaired. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

•	Provide a more detailed description of the steps you perform to review goodwill for recoverability.

•	Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

•

Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

•

Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

•	Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

•

In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipate a recovery of the economy in your growth rates used in your cash flows analysis.

•	Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response:

As a reference to the Staff, and as disclosed in the table of Note 3 Goodwill and Other Intangibles in our 2008 Form 10-K, substantially all of our goodwill balance is recorded in the North America reporting unit which was the result of our acquisition of Maytag Corporation (“Maytag”) in the first quarter of 2006. Prior to the acquisition of Maytag, Whirlpool did not have any goodwill recorded in the North America reporting unit. To address the Staff’s comments, we will provide in future filings the following supplemental disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates” (new proposed supplemental disclosure is underlined). As it relates to the Staff’s first point above, for ease of reference also included in the disclosure below under “Goodwill Valuations” (non-underlined) is our disclosure from our 2008 Form 10-K which contains a detailed description of the steps we perform to review goodwill for recoverability.

Goodwill and Intangible Valuations

We sell products under a number of trademarks, many of which we developed. Trademark development costs are expensed as incurred. We also purchase trademark assets and goodwill in acquisitions. Upon acquisition, the purchase price is first allocated to identifiable assets and liabilities, including trademark assets, based on estimated fair value, with any remaining purchase price recorded as goodwill. Trademarks and goodwill are considered indefinite lived intangible assets and as such are not amortized. We have two reporting units where goodwill is recorded which include North America and Embraco in our Latin America region. There have been no changes to our reporting units or allocations of goodwill by reporting units. We have trademark assets in our North America and Europe regions. Forecasted financial statements utilized in the valuation of our reporting units and forecasted revenue amounts utilized in determining the fair values of our trademarks are based upon Whirlpool’s current long range plans which are consistent with commercially available industry expectations. We test indefinite lived intangibles for impairment as of November 30 each year and more frequently if indicators of impairment exist. During 2009 we have had no indicators of impairment.

Goodwill Valuations

Goodwill is evaluated using a two-step impairment test at the reporting unit level. The first step of the goodwill impairment test compares the book value of a reporting unit, including goodwill, with its fair value, as determined by its discounted cash flows. If the book value of a reporting unit exceeds its fair value, we perform the second step of the impairment test to determine the amount of goodwill impairment loss to be recorded. In the second step, we determine an implied fair value of the reporting unit’s goodwill by allocating the fair value of the reporting unit to all of the assets and liabilities other than goodwill (including any unrecognized intangible assets). The difference between the total fair value of the reporting unit and the fair value of all the assets and liabilities other than goodwill is the implied fair value of that goodwill. The amount of impairment loss is equal to the excess of the book value of the goodwill over the implied fair value of that goodwill.

We determine fair value based on a discounted cash flow model which is an accepted valuation technique. Considerable management judgment is necessary to evaluate the impact of operating and macroeconomic changes and to estimate future cash flows from our reporting units.

Significant Assumptions in evaluating Goodwill

In assessing goodwill for impairment for the North America reporting unit, significant assumptions used in our discounted cash flow model as of November 30, 2008 included revenue growth rates, a long term growth rate and the discount rate.

•

Revenue growth rates used in the discounted cash flows model were based upon our long range plan for the next three years and range from -10% to 10%. Subsequent to this three year period, we applied expected growth rates to revenues which were consistent with commercially available industry market value and volume forecasts. The long term growth rate used was 2% based upon the compound average growth rate for the U.S. T-7 appliance industry (T-7 refers to the following appliance categories: washers, dryers, refrigerators, freezers, dishwashers, ranges and compactors) over a 25 year period, and was also consistent with commercially available industry market value and volume forecasts.

•

The discount rate of 11% used in our discounted cash flow model, as of the November 30, 2008 assessment, was developed using the capital asset pricing model through which a weighted average cost of capital was derived. The discount rate was estimated using the risk free rate, market risk premium, and cost of debt prevalent as of the valuation date. The Beta and capital structure were estimated based on an analysis of comparable guideline companies. In addition, a risk premium was included in order to account for the risks inherent in the cash flows and to reconcile the fair value indicated by the discounted cash flow model to Whirlpool’s public market equity value at November 30, 2008.

Other Considerations in evaluating Goodwill

Additionally, in assessing goodwill impairment for the North America reporting unit, we considered the implied control premium and concluded the implied control premium was reasonable based on other recent market transactions.

The estimated fair value of our North America reporting unit has historically exceeded the carrying value by a substantial amount. We performed a sensitivity analysis on the discount rates and revenue long-term growth assumptions. In estimating sensitivity, either the discount rate could increase by 50 basis points or the revenue long-term growth rate could decline to zero and our reporting units would continue to have a fair value in excess of carrying value.

Our methodology for evaluating goodwill for impairment has not changed since our impairment test performed as of November 30, 2007. We have updated our revenue projections discussed above based on our current long range plan, and current industry and economic conditions. The discount rate and long term growth rate for the North America reporting unit have not changed from the rates that were used in our last annual impairment test.

These assumptions could be adversely impacted by certain of the risks discussed in “Risk Factors” in Item 1A of our Form 10-K for the year ended December 31, 2008.

Comment No. 2

2.	We note that Trademarks accounted for 11% of total assets as of December 31, 2008. We note that revenue, operating income and segment income have declined in recent quarters due to the negative impact of the current economic environment. We note that you performed your annual impairment test in the fourth quarter of 2008 and concluded that trademarks were not impaired. Tell us whether you performed subsequent interim impairment tests. If you did not, tell us why, addressing the factors in paragraph 8 of SFAS 144. You should discuss in your critical accounting policies and estimates the factors you considered in determining why no interim impairment testing under SFAS 142 was required.

In light of the significance of your trademarks balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of trademarks. Specifically, we believe you should provide the following information:

•	Disclose whether you have performed subsequent interim impairment tests.

•	Disclose the carrying value of the intangible asset for each unit of accounting.

•

Quantitatively and qualitatively describe in detail the changes in the estimates used in your assumptions to determine the fair value of your units of accounting since your last impairment test. In addition, tell us and disclose how the assumptions in your most recent test were impacted by the current economic environment.

•

Provide a sensitivity analysis showing the impact on your impairment test resulting from a one percentage change in each of your significant assumptions. For example, you should separately quantify the impact of a one percent decline in your revenue growth rates, one percent decline in your net cash flows and a one percent increase in your discount rate.

•	Provide a sensitivity analysis that discloses the impairment amount that would have resulted from hypothetical reductions in the fair value of your trademarks at the time of your impairment testing.

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response:

We have not performed subsequent interim impairment testing since our last annual impairment test performed as of November 30, 2008. We have considered subsequent to such date, as of the end of each quarter, whether interim impairment testing is required under SFAS No. 142, “Goodwill and Other Intangible Assets,” based upon the factors outlined in paragraph 8 of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Those factors are as follows:

a. A significant decrease in the market price of a long-lived asset (asset group)

b. A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition

c. A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator

d. An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group)

e. A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group)

f. A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

In considering the above factors, in each subsequent quarter we concluded items a. and b. and d. through f. do not apply as none of these items occurred. We gave further consideration to item c. above, given our recent year-over-year declines in North America and Europe segment revenues during the first and second quarters of 2009. These revenue declines were considered in developing our forecasted revenues utilized in evaluating our trademarks for impairment during the November 30, 2008 valuation. During the quarters ended March 31, 2009 and June 30, 2009 we considered financial projections of revenues of our trademarks that were included in our November 30, 2008 valuation. Projected revenues are the key driver of our trademark valuations. We concluded that our revenue projections for our trademarks have not decreased by an amount which would indicate the full amount of the trademarks are not recoverable. Further, North America segment operating profit has improved year-over-year during the first and second quarters of 2009. In addition, we have continued to affirm our consolidated earnings and cash flow guidance each quarter, and we raised the lower end of our earnings guidance as disclosed in our second quarter Form 10-Q from $3.00 to $3.50 per share. Based on the above factors, we concluded in each subsequent quarter that we have not experienced a significant adverse change in legal factors or the business climate that could affect the value of our trademarks.

To address the Staff’s comments, we will provide in future filings the following supplemental disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Goodwill and Intangible Valuations” (new proposed supplemental disclosure is underlined):

Intangible Valuations

In assessing the fair value of trademarks, we utilize a relief from royalty method. If the carrying amount of a trademark exceeds its fair value, an impairment loss is recognized in an amount equal to the excess. Considerable judgment is necessary to estimate key assumptions involved in valuing our trademarks, including projected revenues, royalty rates and applicable discount rates. During 2009, we have not performed any interim impairment tests as none of the triggering events contained in paragraph 8 of Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”) have occurred.

In developing discount rates for the valuation of our trademarks, we used the industry average weighted average cost of capital for Whirlpool as the base adjusted for the higher relative level of risks associated with doing business in other countries, as applicable, as well as the higher relative levels of risks associated with intangible assets. The premium added considered that we have reduced the projected revenue from the forecasts used in previous years due in part to lower industry demand driven by the current economic conditions in our respective markets. Based on this analysis, we determined discount rates ranging from 11.0 to 11.5% (10% to 12% in 2007).

In determining royalty rates for the valuation of our trademarks, we considered factors that affect the intrinsic royalty rates that would hypothetically be paid for the use of the trademarks. The most significant factors in determining the intrinsic royalty rates include the overall role and importance of the trademarks in the particular industry, the profitability of the products utilizing the trademark and trade name intangibles, and the position of the trademarked products in a given market segment. Based on this analysis, we determined royalty rates ranging from .5% to 5% (.5% to 5% in 2007).

Based on the compound annual growth rate of the U.S. T-7 appliance industry over the past 25 years of 2%, and the strength of our trademarks in the marketplace, any reasonably likely change in the projected revenues or discount rate utilized in the valuation of our trademarks would not result in a material impairment charge.

Additionally, we will provide in future filings the following supplemental disclosure in the “Goodwill and Other Intangibles” footnote to our consolidated financial statements:

The following table summarizes our net carrying value of intangible assets by region (North America (“NAR”), Latin America (“LAR”) and Europe (“WER”)), as follows:

	NAR		LAR		WER		Total
Millions of dollars	June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008	Estimated Useful Life
Trademarks	$1,477	$1,477	$—	$—	$33	$34	$1,510	$1,511	Indefinite life
Customer relationships	234	242	—	—	—	—	234	242	18 years
Patents and other agreements	47	54	7	5	9	9	63	68	6 to 10 years

Total other intangible assets, net	$1,758	$1,773	$7	$5	$42	$43	$1,807	$1,821

Comment No. 3

Note 1 – Summary of Principal Accounting Policies, page F-23

3.	Refer to your accounting policy for goodwill on page F-24. Please expand your accounting policy to include the methodology for determining the amount of any impairment.

Response:

To address the Staff’s comment, we will provide in future filings the following revised and supplemental disclosure in the “Summary of Principal Accounting Policies – Goodwill and Other Intangibles” footnote to our consolidated financial statements:

Goodwill and indefinite lived intangible assets are required to be evaluated for impairment on an annual basis (or whenever events occur which may indicate possible impairment). Goodwill is evaluated using a two-step impairment test at the reporting unit level. The first step of the goodwill impairment test compares the book value of a reporting unit, including goodwill, with its fair value, as determined by its discounted cash flows. If the book value of a reporting unit exceeds its fair value, we perform the second step of the impairment test to determine the amount of goodwill impairment loss to be recorded. In the second step, we determine an implied fair value of the reporting unit’s goodwill by allocating the fair value of the reporting unit to all of the assets and liabilities other than goodwill (including any unrecognized intangible assets). The difference between the total fair value of the reporting unit and the fair value of all the assets and liabilities other than goodwill is the implied fair value of that goodwill. The amount of impairment loss is equal to the excess of the book value of the goodwill over the implied fair value of that goodwill.

In assessing the fair value of trademarks, we utilize a relief from royalty method. If the carrying amount of a trademark exceeds its fair value, an impairment loss is recognized in an amount equal to the excess. Considerable judgment is necessary to estimate key assumptions involved in valuing our trademarks, including projected revenues, royalty rates and applicable discount rates.

Comment No. 4

Note 11 – Restructuring Charges, page F-40

4.	Please revise to disclose the amount of the revision to exit, relocation and employee termination accruals for the Maytag operations in 2008.

Response:

For the year ended December 31, 2008, the reduction of estimate related to the Maytag operations exit, relocation and employee termination accruals was approximately $25 million which was recorded with a corresponding offset to goodwill. To address the Staff’s comment, in future filings we will disclose in the footnotes to our consolidated financial statements the amount of such reduction of estimates which materially impact goodwill recorded in conjunction with the Maytag acquisition.

Form 10-Q filed July 22, 2009

Comment No. 5

5.	Refer to Note 5 to the financial statements on page 9. We note that you base your estimate of product recalls on several factors, such as the number of customers that respond to the recall, the cost of repair and administration and whether costs will be recovered from the supplier. Due to the materiality of the product recall costs accrued in the first quarter, please expand your discussion of critical accounting policies in MD&A to describe your assumptions in greater detail, including any changes in assumptions from period to period.

Response:

To address the Staff’s comments, we will provide in future filings the following supplemental disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates” (new proposed supplemental disclosure is underlined):

The establishment of a liability for product recalls is periodically required, as necessary, to undertake to effect repair or replacement of appliances. Estimating this liability is impacted by several factors such as customer response rate, consumer options, field repair costs, inventory repair costs, extended warranty costs, communication structure and other miscellaneous costs such as legal, logistics and consulting. The customer response rate, which represents an estimate of the total number of units to be serviced as a percentage of the total number of units affected by the recall, is the most significant factor in estimating the total cost of each recall. To determine a response rate, we consider the population of the affected appliances based on evaluating the design issue or defective part in the appliance and the respective years in which it was included in manufacturing the appliance to determine the affected population. We also consider the type and age of the affected appliance to determine the affected population and apply historical response rates based on current and past experience factors to derive an estimated liability which is revised, as necessary, depending on our actual response rate. Differences between our assumptions and actual experience could have a material impact on our product recall reserves. For additional information about product recalls, see Note 5 of the Notes to the Consolidated Financial Statements.

Also, to address the Staff’s comments we will provide in future filings the following supplemental disclosure in the “Commitments and Contingencies – Product Recalls” footnote to our consolidated financial statements to enhance the disclosure for the change in the affected population of the estimated product recall liability which was the only significant update in our assumptions that occurred during the first quarter ended March 31, 2009 (new proposed supplemental disclosure is underlined):

(5) COMMITMENTS AND CONTINGENCIES

Product Recalls

We regularly engage in investigations of potential quality and safety issues as part of our ongoing effort to deliver quality products to customers. We are currently investigating a limited number of potential quality and safety issues. As necessary, we undertake to effect repair or replacement of appliances in the event that an investigation leads to the conclusion that such action is warranted.

On March 10, 2009, we announced, in a joint press release issued with the U.S. Product Safety Commission, a voluntary recall of 1.8 million refrigerators sold in the U.S. and Canada between 2001 and 2004. The recall is due to a defect in an electrical relay component purchased from a supplier. The estimate of the affected population is higher by .8 million refrigerators than as disclosed in our 2008 Form 10-K due to a determination that the defective part which caused the product recall also resulted in similar failures in another type of refrigerator. There have been no other significant changes in assumptions other than increasing the affected population. As a result, we have accrued $58 million as the estimated cost of this recall, of which $3 million was recorded in the June 2009 quarter. We have recorded $26 million and $32 million, respectively, as a charge to cost of products sold related to this accrual during the six months ended June 30, 2009 and the year ended December 31, 2008. Our actual costs related to this action will depend on several factors, including the number of consumers who respond to the recall, the costs of repair and administration, and whether costs will be recovered from the supplier. Of this accrual, we have approximately $16 million remaining at June 30, 2009.

Comment No. 6

6.	Refer to Note 10 to the financial statements on page 14. We note that you expect a decline in profitability in the US and a shift in earnings dispersion to international locations. Please expand your discussion of critical accounting policies in MD&A to include how these expectations impacted your impairment analysis for the indefinite lived and long-lived assets and goodwill.

Response:

In Note 10, Income Taxes, of our Form 10-Q for the second quarter of 2009, when explaining the change in our effective tax rate for the three and six month periods ended June 30, 2009, we stated “The decrease from the prior periods is primarily due to the favorable current period impact of general business credits and a year over year decline in expected global profitability.” The purpose of this statement was to explain two factors which significantly contributed to a much lower effective tax rate for Whirlpool in the three and six months ended June 30, 2009 than we incurred in the three and six months ended June 30, 2008. The first factor is related to the fact that we began earning energy tax credits in the fourth quarter of 2008, after the passage of the Emergency Economic Stabilization Act, which did not have an impact on our effective tax rate for the three and six months ended June 30, 2008, but resulted in a significant decrease in our effective tax rate for the three and six months ended June 30, 2009. The second factor is related to a decline in our expected annual earnings before tax when comparing our annual 2008 earnings before tax estimate as of June 30, 2008 with our 2009 earnings before tax estimate as of June 30, 2009. Each quarter during 2008, we reduced our earnings before tax estimate as a result of declining general economic conditions. However, our forecasts which were utilized to determine the fair values of our reporting units as well as the fair values of our trademarks were compiled in November of 2008, and took into account management’s latest estimates of profitability for 2009 which reflected lower profitability due to declining economic conditions.

To clarify this point, we will provide in future filings the following supplemental disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Goodwill and Intangible Valuations”:

Forecasted financial statements utilized in the valuation of our reporting units and forecasted revenue amounts utilized in determining the fair values of our trademarks are based upon Whirlpool’s current long range plans which are consistent with industry expectations.

I trust that the foregoing has been responsive to the Staff’s comments. All inquiries, questions, comments, notices and orders with respect to this letter, should be directed to the undersigned at (269) 923-6118 or via facsimile at (269) 923-3582. In addition, as you requested in your letter, Whirlpool hereby acknowledges that:

In connection with responding to the Commission’s comments, we acknowledge the following:

•	Whirlpool is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Whirlpool may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ ROY W. TEMPLIN

Roy W. Templin

Executive Vice President and

Chief Financial Officer

cc:	Terry French, Division of Corporation Finance

Claire DeLabar, Division of Corporation Finance

Jim Logothetis, Ernst & Young LLP